Exhibit 99.1

Eco Wave Power Global AB (publ)

Condensed consolidated financial statements

As of June 30, 2023

Unaudited

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30 2023	December 31 2022
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4,051	5,295
Short Term Bank Deposits	5,217	5,000
Restricted short-term bank deposits	61	63
Other receivables and prepaid expenses	95	161
TOTAL CURRENT ASSETS	9,424	10,519

NON-CURRENT ASSETS:
Property and equipment, net	679	722
Right-of-use assets, net	131	166
Investments in a joint venture accounted for using the equity method	517	510
TOTAL NON-CURRENT ASSETS	1,327	1,398
TOTAL ASSETS	10,751	11,917

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	985	941
Current maturities of other long-term loan	65	32
Accounts payable and accruals:
Trade	40	75
Other	925	733
Current maturities of lease liabilities	91	78
TOTAL CURRENT LIABILITIES	2,106	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	69	96
Lease liabilities, net of current maturities	39	88
TOTAL NON-CURRENT LIABILITIES	108	184

TOTAL LIABILITIES	2,214	2,043

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,539)	(2,061)
Accumulated deficit	(12,143)	(11,284)
TOTAL EQUITY	8,537	9,874
TOTAL LIABILITIES AND EQUITY	10,751	11,917

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2023	2022	2023	2022
	In USD thousands		In USD thousands
REVENUES	-	-	-	26
COST OF REVENUES	-	-	-	(22)
GROSS PROFIT	-	-	-	4
OPERATING EXPENSES
Research and development expenses	(113)	(441)	(323)	(635)
Sales and marketing expenses	(117)	(135)	(193)	(300)
General and administrative expenses	(457)	(650)	(854)	(1,186)
Other income	4	15	9	15
Share of net loss of a joint venture accounted for using the equity method	(5)	(5)	(10)	(10)
TOTAL OPERATING EXPENSES	(688)	(1,216)	(1,371)	(2,116)

OPERATING LOSS	(688)	(1,216)	(1,371)	(2,112)

Financial expenses	(14)	(13)	(26)	(31)
Financial income	366	521	538	712
FINANCIAL INCOME (EXPENSES) - NET	352	508	512	681

NET LOSS	(336)	(708)	(859)	(1,431)

ATTRIBUTABLE TO:
The Parent Company shareholders	(336)	(708)	(859)	(1,241)
	(336)	(708)	(859)	(1,241)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.02)	(0.02)	(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	44,394,844	44,394,844

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2023	2022	2023	2022
	In USD thousands

LOSS FOR THE PERIOD	(336)	(708)	(859)	(1,431)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	102	(9)	(131)	(32)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(421)	(1,246)	(347)	(1,604)
OTHER COMPREHENSIVE LOSS FOR THE PERIOD	(319)	(1,255)	(478)	(1,636)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(655)	(1,963)	(1,337)	(3,067)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(655)	(1,963)	(1,337)	(3,067)
	(655)	(1,963)	(1,337)	(3,067)

The above condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Number of common shares*	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Total
	In USD thousands

BALANCE AT JANUARY 1, 2022	44,394,844	98	23,231	(103)	(8,383)	14,733	14,733

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2022:

Loss for the period	-	-	-	-	(1,431)	(1,431)	(1,431)
Other comprehensive loss	-	-	-	(1,636)	-	(1,636)	(1,636)
Total comprehensive loss for the period	-	-	-	(1,636)	(1,431)	(3,067)	(3,067)
BALANCE AT JUNE 30, 2022	44,394,844	98	23,121	(1,739)	(9,814)	11,666	11,666

BALANCE AT JANUARY 1, 2023	44,394,844	98	23,121	(2,061)	(11,284)	9,874	9,874

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2023:

Loss for the period	-	-	-	-	(859)	(859)	(859)
Other comprehensive loss	-	-	-	(478)	-	(478)	(478)
Total comprehensive loss for the period	-	-	-	(478)	(859)	(1,337)	(1,337)
BALANCE AT June 30, 2023	44,394,844	98	23,121	(2,539)	(12,143)	8,537	8,537

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended
	June 30
	2023	2022
	In USD thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(859)	(1,431)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	80	121
Interest expenses	45	27
Interest income	(220)	-
Share of loss of a joint venture	10	10
Non-cash finance income	-	(74)
Loss on disposal of fixed assets	-	278
Changes in operating assets and liabilities
(Increase) decrease in other receivables and prepaid expenses	(92)	215
Increase in accounts payable and accruals	28	343
Net cash used in operating activities	(1,008)	(511)

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	(1)	(12)
Interest received on bank deposits	14	-
Investment in a joint venture	(41)	(182)
Purchase of property and equipment	(6)	(1)
Net cash used in investing activities	(34)	(195)

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	(33)	(51)
Net cash used in financing activities	(33)	(51)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,075)	(757)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,295	14,621
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(169)	(1,544)
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,051	12,320

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTE 1 - GENERAL INFORMATION:

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company” or “the Group”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market (the “Nasdaq”) in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

NOTE 2 - BASIS FOR PREPARATION

The Company’s Unaudited condensed consolidated financial statements as of June 30, 2023 and 2022 and for the interim six month periods then ended (hereinafter: “The financial information for the interim period”) were prepared in accordance with International Accounting Standard 34: “Interim Financial reporting” (hereinafter: “IAS 34”). The financial information for the interim period is presented in a condensed form and does not include all of the information and disclosures that are required within the framework of annual financial statements. The financial information for the interim period should be read in conjunction with the annual financial statements for the year ended December 31, 2022 and the accompanying notes thereto, which comply with the International Financial Reporting Standards as issued by the International Accounting Standard Board.

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

General

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2022.

Fair value of financial instruments

As of June 30, 2023 and December 31, 2022, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans). With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.